

November 21, 2012

Via E-mail
Mr. Keith Helming
Chief Financial Officer
AerCap Holdings N.V.
Stationsplein 965
1117 CE Schiphol
The Netherlands

> **RE: AerCap Holdings N.V.**
> **Form 20-F for Year ended December 31, 2011**
> **Filed March 23, 2012**
> **Response dated November 19, 2012**
> **File No. 1-33159**

Dear Mr. Helming:

We have reviewed your response letter dated November 19, 2012 and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Year ended December 31, 2011

Financial Statements
Notes to the Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-21

1.   We note your response to comment three in our letter dated November 5, 2012. Please address the following:

- Under the terms of your lease contracts, the effect of a default, including defaults triggered by a material adverse change or subjective default provisions, is generally to oblige the lessee to pay damages to the lessor to put the lessor in the position that they would have been had the lessee performed under the lease in full. Please help us better understand what is meant by putting the lessor in the position that they would have been had the lessee performed under the lease in full in terms of the maximum amount of payments that the lessee could be required to pay to you. For example, it is not clear if the only payments the lessee would be required to pay are lease payments pursuant to the original lease terms or if there are any additional payments required; and

- If a default covenant related to nonperformance is unrelated to the lessee's use of the aircraft and does not meet all the criteria of ASC 840-10-25-14, then the maximum amount that the lessee could be required to pay under the default covenant is included in minimum lease payments for purposes of applying paragraph ASC 840-10-25-1(d). Your response appears to differentiate between default covenants related to nonperformance that are unrelated to the lessee's use of aircraft versus those that are related to the lessee's use of aircraft. Please help us better understand the differences between these two types of default covenants, the differences in the maximum amounts that the lessee could have to pay to you, and any corresponding differences in how you account for the maximum payment amounts for purposes of applying paragraph ASC 840-10-25-1(d).

If you have any questions regarding this comment, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

/s/ John Cash, for

Rufus Decker
Accounting Branch Chief